LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

March 27, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 033-68090 and 811-07988

Dear Ms. Browning:

Reference is made to Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on January 29, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

This letter responds to comments you provided during a telephone call on Friday, March 15, 2013 at approximately 4:30 p.m. with Thomas R. Phillips, Brooke A. Fapohunda, and Susan D. Lively of Lord, Abbett & Co. LLC, the investment adviser to the Trust and each of its series, regarding the Registration Statement. As you requested, this letter also responds to the comments you provided in connection with Post-Effective Amendment No. 73 to the registration statement on Form N-1A of Lord Abbett Securities Trust (File Nos. 033-58846 and 811-07538) filed on December 28, 2012 with the Commission via EDGAR pursuant to Rule 485(a) under the Securities Act, as such comments apply to this Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 69 to the Registration Statement, which was filed today with the Commission and is to become effective April 1, 2013 (the “Amendment”), reflects changes made in response to your comments. The primary purpose of the Amendment was to add disclosure regarding the ability of each of Lord Abbett Balanced Strategy Fund (“Balanced Strategy Fund”), Lord Abbett Diversified Equity Strategy Fund (“Diversified Equity Strategy Fund”), Lord Abbett Diversified Income Strategy Fund (“Diversified Income Strategy Fund”), and Lord Abbett Growth & Income Strategy Fund (“Growth & Income Strategy Fund” and together with Balanced Strategy Fund, Diversified Equity Strategy Fund, and Diversified Income Strategy Fund, the “Strategic Allocation Funds”), each a series of the Trust, to invest directly in derivatives.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1     Accession No. 0000930413-13-000415.

Ms. Kimberly A. Browning

March 27, 2013

Part A - Prospectus

1. Throughout the prospectus, please avoid the use of open-ended terms such as “including” when describing the types of securities in which the Funds may invest.

Response: In considering whether to modify the current disclosure, we reviewed the Commission guidance set forth in Commission Release IC-23064 (Feb. 10, 1998) (the “Adopting Release”), which amended Form N-1A. The Adopting Release noted that, prior to the N-1A amendments:

“disclosure of fund investments…generally consists of descriptions of the types of securities in which a fund may invest, [but in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor…[and] adds substantial length and complexity to fund prospectuses…. The Commission has concluded that prospectus disclosure would be more useful…if it emphasized the principal investment strategies of a fund and the principal risks of investing in the fund, rather than the characteristics and risks of each type of instrument in which the fund may invest.”

The Adopting Release also provides that “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision. Detailed or highly technical discussions . . . dilute the effect of necessary prospectus disclosure and should be placed in the SAI.” (Emphasis added.) We also note that the Commission cited its proposing release with approval, stating: “The Commission proposed to shift the focus of disclosure about how a fund intends to achieve its investment objectives away from the current practice of listing all types of securities in which a fund may invest to a discussion of the fund’s overall portfolio management.” In addition, General Instruction C.1(a) to Form N-1A and Rule 421(b) under the Securities Act provide that mutual fund prospectuses should use “concise, straightforward, and easy to understand language.”

We believe changing market conditions and innovations in the investment industry make it virtually impossible to identify with certainty every potential type of security in which the Funds might invest. In our view, providing an example of the types of securities in which the Funds may invest preceded by the word “including” signals to investors that the Funds also may invest in security types that are the functional equivalent of the named security or securities. The use of the term “including” does not, however, give the Funds an unfettered ability to use security types that are not listed in its prospectus and that do not have substantially similar investment characteristics, risk profiles, and structural features as those listed in its prospectus. Accordingly, we believe the current disclosure provides investors with reasonable predictability about the types of securities in which the Funds may invest. We note that taking a contrary view would mean that the Funds – and therefore, their shareholders – would incur the expenses associated with reprinting their summary prospectuses and re-submitting their XBRL filing in order to enable a Fund to invest in a security type that is not expressly listed in its prospectus but

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has substantially similar attributes as those security types that are specifically identified in its prospectus.

For the reasons discussed above, we believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Funds. In light of the foregoing, we elect to retain the current disclosure.

2. Throughout the prospectus and SAI, when reference is made to compliance with a regulatory requirement, explain the manner in which a Fund achieves compliance, rather than identifying the requirement and disclosing that the Funds are in compliance.

Response: General Instruction C(1)(c) of Form N-1A provides that the prospectus should avoid: (1) simply restating legal or regulatory requirements to which mutual funds generally are subject and (2) excessive detail, technical or legal terminology, and complex language. We have reviewed the prospectus and SAI and believe they comply in all material respects with these requirements.

3. Please confirm that the Amendment complies with Form N-1A’s plain English requirements.

Response: We have reviewed the Amendment and believe it complies in all material respects with Form N-1A’s plain English requirements.

4. Please add the word “Less” or a minus sign at the beginning of the caption titled “Management Fee Waiver and/or Expense Reimbursement” in the fee tables.

Response: We note that Item 3, Instruction 3(e) of Form N-1A states the following: “The Fund… should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.” In addition, we use parentheses around the Management Fee Waiver and/or Expense Reimbursement amounts to denote that these are negative numbers. Accordingly, we elect to retain the current language because we believe it is both consistent with Form N-1A and understandable to shareholders.

5. We believe the first two footnotes to the fee tables go beyond what Form N-1A permits. Please move the footnotes to the statutory prospectus, convert the footnotes to a parenthetical, or explain in your comment response letter why you believe the continued inclusion of such footnotes to the fee table is appropriate.

Response: We believe each Fund’s interests are best served by providing greater transparency regarding the Fund’s fee structure. In particular, we believe the footnotes regarding the possible assessment of CDSCs on certain Class A and Class C share redemptions provide material information to investors. Accordingly, we elect to retain the current language.

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6. Please confirm in your comment response letter that each Fund’s (other than the Strategic Allocation Funds’) acquired fund fees and expenses total less than one basis point and that a separate fee table line item for acquired fund fees and expenses thus is not required pursuant to Item 3 of Form N-1A.

Response: We confirm that each Fund’s (other than the Strategic Allocation Funds’) acquired fund fees and expenses total less than one basis point and that a separate fee table line item for acquired fund fees and expenses thus is not required pursuant to Item 3 of Form N-1A.

7. For each Fund subject to a contractual expense cap, please confirm in your comment response letter that Rule 12b-1 fees are the only expenses excluded from Lord Abbett’s fee waiver and expense reimbursement that are in excess of the expense cap. Also, please confirm that the relevant expense limitation agreement was filed as an exhibit to the Registration Statement.

Response: We confirm that Rule 12b-1 fees are the only expenses excluded from Lord Abbett’s fee waiver and expense reimbursement in excess of a Fund’s contractual cap. We note that the expense limitation agreement makes no reference to any other type of fees or expenses that are excluded from the contractual cap. We also confirm that the form of expense limitation agreement was filed as an exhibit to the Registration Statement and the definitive agreement was filed as an exhibit to the Amendment. We note that the Strategic Allocation Funds’ form of management fee waiver agreement was filed as an exhibit to the Registration Statement and the definitive agreement was filed as an exhibit to the Amendment.

8. For each Fund subject to a contractual expense cap, please clarify in the appropriate footnote to each Fund’s fee table that the net annualized operating expense ratio for each class of shares of the Fund equals the expense cap plus the relevant 12b-1 fee.

Response: For each Fund subject to a contractual expense cap, we have added a statement clarifying that shareholders will incur actual total annual operating expenses equal to the expense cap plus the amount of any applicable Rule 12b-1 fee.

9. Please confirm in your comment response letter that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under a Fund’s contractual expense cap.

Response: We confirm that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under a Fund’s contractual expense cap. We note that each Fund’s management fee waiver or expense limitation agreement, as applicable, provides for no such recoupment.

10. Please revise the explanatory language that precedes the expense examples to reflect the exact wording of Form N-1A.

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March 27, 2013

Response: We elect to retain the current language. We note that General Instruction C.1(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information….” We believe this variance in disclosure is appropriate and more precisely explains the expense data presented.

11. Please confirm in your comment response letter that all principal investment strategies and principal risks of each Fund have been summarized in the summary portion of the Fund’s prospectus.

Response: We confirm that all principal investment strategies and principal risks of each Fund have been summarized in the summary portion of the Fund’s prospectus.

12. Please confirm in your comment response letter that each principal investment strategy has corresponding risk disclosure.

Response: We confirm that each principal investment strategy has corresponding risk disclosure.

13. Please revise the risk disclosures appearing in the summary portion of each Strategic Allocation Fund’s prospectus to more specifically address the various types of equity securities in which the Fund, through the underlying funds, may invest.

Response: We have added “Equity Risk” as a principal risk to each of the summary and statutory prospectus. Such disclosure does not, however, address the specific types of risks posed by each type of equity security in which the Fund, through the underlying funds, may invest. We believe the new disclosure satisfies the requirements of General Instruction C.1(a) to Form N-1A because it emphasizes the principal risks of investing in the Fund rather than the risks of each type of instrument in which the Fund, through the underlying funds, may invest. We also believe the new disclosure comports with the Commission guidance that is quoted in our response to comment no. 1.

14. Please provide more specific disclosure about the types of partnerships and joint ventures in which each Strategic Allocation Fund, through the underlying funds, may invest.

Response: We believe the current disclosure avoids disproportionately emphasizing possible investments or activities of the underlying funds that are not a significant part of their operations in accordance with the requirements of General Instruction C.1(c), while informing investors that the underlying funds may, in fact, invest in partnerships and joint ventures. We also believe the current disclosure is consistent with the Adopting Release, satisfies the

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requirements of Form N-1A, and provides needed investment flexibility to each Strategic Allocation Fund. In light of the foregoing, we elect to retain the current disclosure.

15. Please clarify whether REITs are the only types of trusts in which each Strategic Allocation Fund, through the underlying funds, may invest.

Response: For the reasons set forth in our response to comment no. 1, we believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Fund. Accordingly, we elect to retain the current language.

16. In each Fund’s Item 9 disclosure, please distinguish between “sponsored” and “unsponsored” American Depositary Receipts (“ADRs”) and disclose the greater risks of investing in unsponsored ADRs.

Response: Because the only ADRs in which the Funds invest are sponsored ADRs, we elect to retain each Fund’s current item 9 disclosure.

17. Please confirm in your comment response letter that all investment strategies and risks disclosed in response to Item 4 of Form N-1A also are disclosed in response to Item 9 of Form N-1A.

Response: We confirm that all investment strategies and risks disclosed in response to Item 4 of Form N-1A also are disclosed in response to Item 9 of Form N-1A.

18. Please clarify in plain English how a Fund would modify, restrict, or reject a purchase order and the time frame in which it would do so, as described in the section titled “Information for Managing Your Fund Account – Purchases – Proper Form.” Please explain what is meant by the statement in the same section that “[a]ll purchase orders are subject to acceptance by the Fund.”

Response: We believe each Fund’s interests are well served by the general nature of the disclosure regarding purchase order modification, restriction, and rejection. We believe greater specificity concerning the circumstances under which a Fund may modify, restrict, or reject a purchase order could call into question the Fund’s ability to curtail certain questionable or potentially harmful trading activity. Each Fund may modify a purchase order, for example, in cases where an investor is seeking to purchase a class of shares of the Fund for which the investor does not satisfy applicable eligibility criteria. As another example, a Fund would restrict a purchase order accompanied by a wire transfer for an amount less than the amount reflected in the purchase order. A Fund will reject purchase orders within one business day of its receipt of such orders.

19. Please clarify that each Fund would restrict only the purchase side of an exchange (and not the redemption side) when it receives an exchange request that is not in good order.

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Response: Each Fund seeks to comply with Section 22(c) of the Act and the rules thereunder in connection with exchanges. Each Fund will consider revising the relevant disclosure in the future after we ensure that such revised disclosure would comport with our operational procedures.

20. Please revise the sentence in the section titled “Information for Managing Your Fund Account – Redemptions – Redemption Payments” to indicate that redemptions of Fund shares are executed at the NAV next determined after either a Fund or the relevant financial intermediary receives the redemption request in proper form.

Response: We have made the requested change.

21. Please revise the following sentence in the section titled “Information for Managing Your Fund Account – Account Policies – Pricing of Fund Shares” to indicate that Lord Abbett performs fair valuation: “Securities for which prices or market quotations are not available, do not accurately reflect fair value in Lord Abbett’s opinion, or have been materially affected by events occurring after the close of the market on which the security is principally traded but before 4:00 p.m. Eastern time are valued under fair value procedures approved by and administered under the supervision of the Fund’s Board.”

Response: We have made the requested change.

22. Please move the statements that the Strategic Allocation Funds use a “blend” investing style from the relevant risk sections to the relevant principal investment strategy sections of the prospectus.

Response: We have made the requested change.

23. Please expressly state in the prospectus that the Lord Abbett-managed funds in which the Strategic Allocation Funds invest are “affiliated” funds.

Response: We have made the requested change.

24. With respect to each of the Strategic Allocation Funds, please address the investment strategies and risks of the relevant underlying funds in the prospectus.

Response: We have amended each Strategic Allocation Fund’s investment strategy and risk disclosure to more directly address the underlying funds’ investment activities and their attendant risks. Appendix A to the prospectus describes the investment mandate of each underlying fund in which the Strategic Allocation Funds currently may invest in finer detail. We believe each Strategic Allocation Fund’s prospectus disclosure concisely provides the information necessary for an investor to make an informed investment decision about the particular Strategic Allocation Fund. Furthermore, in our view, the inclusion in each Strategic

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Allocation Fund’s prospectus of highly specific disclosure about the particular investment objectives and strategies of each underlying fund would inundate investors with unduly detailed information that would obscure or impede their understanding of the information that is included about each Strategic Allocation Fund itself. We note that for more information about the underlying funds, investors can review Appendix A, access Lord Abbett’s website, or obtain an underlying fund’s prospectus.

25. With respect to each Strategic Allocation Fund, please include disclosure in the prospectus to the effect that each underlying fund has its own investment objective and strategies and that no assurance can be provided that any underlying fund will achieve its investment objective.

Response: The Amendment contains disclosure to the effect that the strategies used and investments selected by the portfolio managers for the Funds and the underlying funds may fail to produce the intended results and that the Funds and the underlying funds may not achieve their respective investment objectives.

26. Please include disclosure in the prospectus to the effect that each Strategic Allocation Fund is subject to the risks of the underlying funds in direct proportion to its investments in the underlying funds.

Response: We have added the requested disclosure to the prospectus.

27. Please include disclosure in the prospectus to the effect that Lord Abbett is the investment adviser for both the Strategic Allocation Funds and the underlying funds and may be deemed to have a conflict of interest in determining the allocation of the Strategic Allocation Funds’ assets among the various underlying funds.

Response: We have added the requested disclosure to the prospectus.

28. Please indicate whether each Strategic Allocation Fund only invests in underlying funds that will not concentrate their investments in a particular industry or group of industries.

Response: Each Strategic Allocation Fund seeks to ensure compliance with its fundamental investment restriction that prohibits it from investing more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities). The Board of Trustees of the Trust has not approved a specific fundamental or non-fundamental investment restriction with respect to each Strategic Allocation Fund’s ability to invest in underlying funds that will not concentrate their investments in a particular industry or group of industries. However, all but four of the currently eligible underlying funds may not concentrate their investments in a particular industry or group of industries. Each of Calibrated Large Cap Value Fund and Calibrated Mid Cap Value Fund, which generally may not concentrate their investments in a particular industry or group of industries, may do so only to the extent necessary to approximate industry exposures of the

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Russell 1000® Value Index in the case of the former and the Russell MidCap® Value Index in the case of the latter. Each of Core Fixed Income Fund and Total Return Fund generally may not concentrate their investments in a particular industry or group of industries, except for each Fund’s exposure to mortgage-backed securities.

29. Please confirm that each Strategic Allocation Fund will comply with its investment restrictions, and will not circumvent its own investment restrictions through its investments in the underlying funds.

Response: We confirm that each Strategic Allocation Fund seeks to ensure compliance with its own investments restrictions as set forth in the SAI, and does not seek to circumvent its own investment restrictions through its investments in the underlying funds.

30. Please include disclosure in the prospectus to the effect that each Strategic Allocation Fund is subject to the same risks as the underlying funds.

Response: The Amendment expressly states that the principal risks of investing in each Strategic Allocation Fund also are the principal risks of investing in the underlying funds.

31. Please acknowledge that you are aware of the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosures by investment companies (the “Letter to the ICI”).

Response: We acknowledge that we are aware of the Letter to the ICI. In our view, the Funds’ derivatives-related disclosure comports with the standards set forth in the Letter to the ICI. The prospectus and SAI disclosure describes the anticipated types of derivatives investments a Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical. Because the percentage of a Fund’s assets that is invested in derivatives may be smaller than the percentage of the Fund’s assets that is placed at risk by a derivative strategy, we believe it is particularly important to provide investors with reasonable predictability about how each Fund may employ derivatives in its portfolio and the risk exposures derivatives may entail. For the reasons discussed above, we elect to retain the current language and continue to believe it is appropriately tailored to each Fund.

32. Please avoid the use of open-ended terms such as “including” when describing the types of derivatives in which the Funds may invest. Also, please list all of the types of derivatives in which the Funds may invest.

Response: We have revised the relevant language to use the term “consisting principally of” in lieu of the term “including.”

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33. Please indicate whether each Strategic Allocation Fund currently intends to invest in total return swaps. If so, please include disclosure regarding the segregation requirements that are applicable to swaps.

Response: Each Strategic Allocation Fund currently does not intend to invest in total return swaps. We have, however, added disclosure to the statutory prospectus regarding the segregation requirements that are applicable to swaps generally.

34. Please indicate whether any REITs in which the Strategic Allocation Funds, through the underlying funds, invest are not publicly traded.

Response: We hereby confirm that all REITs held by the Strategic Allocation Funds, through the underlying funds, as of the date of this letter are publicly traded.

35. The Item 4 disclosure for each Strategic Allocation Fund provides that the Fund may use derivatives to a greater extent to respond to adverse market conditions. Please clarify whether this practice would constitute a temporary defensive strategy or something different.

Response: We have replaced the relevant disclosure with a statement clarifying that each Strategic Allocation Fund may invest in derivatives with an aggregate net notional value representing up to 50% of its portfolio, although under normal market conditions, the aggregate net notional value of the Fund’s directly held derivatives is not expected to exceed 35% of the Fund’s portfolio.

36. Please include the maximum percentage limitations on each Strategic Allocation Fund’s direct derivatives investments as part of the Fund’s Item 4 disclosure.

Response: The disclosure below has been included as part of each Strategic Allocation Fund’s Item 4 disclosure.

“The Fund may invest directly in derivatives with an aggregate net notional value representing up to 50% of the Fund’s net assets. However, the Fund currently expects that the aggregate net notional value of such instruments will not exceed 35% of the Fund’s net assets under normal market conditions.”

37. Please disclose information about any secondary benchmark indices used by the Funds in the narrative explanations accompanying the relevant performance bar charts and tables in accordance with Instruction 2(b) to Item 4 of Form N-1A.

Response: We have supplied additional context regarding the secondary benchmark indices used by the Funds as requested. We note that Instruction 2(b) to Item 4 of Form N-1A states that Funds may satisfy the requirement to disclose information about any supplemental

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indices “by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.” Accordingly, we have added disclosure to the effect that the secondary securities indices shown in the performance tables have investment characteristics similar to those of the relevant Funds.

38. We believe the footnotes to the performance tables regarding share class inception dates go beyond what Item 4 of Form N-1A permits. Please move each footnote to the statutory prospectus or convert each footnote to a parenthetical notation within the performance table.

Response: We believe each Fund’s interests are best served by providing greater transparency regarding the Fund’s investment performance. In particular, we believe the footnotes are useful because they enable investors to readily compare the returns of the relevant benchmark index against those of their share class. Accordingly, we elect to retain the current language.

39. For each Fund that has an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Act”), please expressly state as part of its Item 4 disclosure that such investment policy is applied with respect to the relevant Fund’s net assets plus the amount of any borrowings for investment purposes.

Response: We have made the requested changes.

40. In the Item 9 disclosure concerning a Fund’s investments in foreign and emerging market companies, please include the test for determining an issuer’s location.

Response: The Registration Statement includes disclosure regarding whether a particular security is subject to a Fund’s limit on investments in foreign and emerging market securities. Each Fund may invest up to an enumerated percentage of its net assets in securities of foreign (including emerging market) companies that are traded on a foreign exchange and denominated in a foreign currency. Each Fund also may invest without limitation in companies that do not meet these criteria but represent economic exposure to foreign markets, including the following: (1) companies that are organized in a foreign country but have significant business operations in the U.S. and trade on a U.S. stock exchange; and (2) companies that are organized and operated in a foreign country but primarily trade on a U.S. stock exchange. In our view, each Fund’s Item 9 disclosure provides investors with sufficient predictability about the Fund’s investments in foreign and emerging market companies and in other companies that are susceptible to foreign and emerging market risks. Moreover, we believe more detailed information regarding how the Funds determine an issuer’s location would dilute the effectiveness of such disclosure. Accordingly, we elect to retain the existing disclosure.

41. For each Fund that has derivatives-related Item 4 disclosure, please clarify in plain English the meaning of the statement that such Funds may invest in derivatives for “other risk management purposes.”

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Response: We have revised the relevant disclosure for the applicable Funds as set forth below:

“In addition, the Fund may invest in derivatives. Currently, the Fund expects to invest in derivatives consisting principally of futures, forwards, options, and swaps. The Fund may use derivatives in order to seek to enhance returns, to attempt to hedge some of its investment risk, to manage portfolio duration, or as a substitute position for holding the underlying asset on which the derivative instrument is based.”

42. In light of certain of the Funds’ portfolio turnover rates for their most recently completed fiscal year, please consider stating that each applicable Fund “engages” in active and frequent trading of its portfolio.

Response: We have made the requested change.

43. Please confirm in your comment response letter that any principal investment strategy or principal risk of the Funds that has been disclosed in the SAI also has been disclosed in the prospectus.

Response: We confirm that any principal investment strategy or principal risk of the Funds that has been disclosed in the SAI also has been disclosed in the prospectus.

44. Please clearly indicate that derivatives are subject to volatility, leverage, liquidity, and counterparty credit risks.

Response: We have made the requested changes.

45. For each of the Strategic Allocation Funds, please disclose in the summary portion of each Fund’s prospectus the percentage limitations applicable to each Fund’s investment in the relevant asset classes.

Response: The “Principal Investment Strategies” section of the statutory portion of each Strategic Allocation Fund’s prospectus discloses the target allocation ranges that each Fund will seek to maintain in the relevant asset classes. Item 4(a) of Form N-1A contemplates an abbreviated description of a fund’s investment strategy in the summary portion of the prospectus with more extensive supplemental disclosure in response to Item 9(b) of Form N-1A in the statutory section of the prospectus. We believe that each Fund’s asset allocation approach is adequately summarized in the summary portion of each Fund’s prospectus and detail about the asset allocation ranges is more appropriate for the statutory portion of the prospectus, where Form N-1A permits further elaboration on a fund’s principal investment strategies. Moreover, the only percentage limitation explicitly required to be disclosed by Item 4(a) of Form N-1A is a fund’s industry concentration policy.

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46. Please disclose in the section of the summary portion of the prospectus titled “Principal Investment Strategies” the lowest permissible credit rating of the fixed income securities in which each of Balanced Strategy Fund, Diversified Income Strategy Fund, and Growth & Income Strategy Fund may invest through the underlying funds.

Response: We have revised the disclosure to clarify that the underlying funds may invest in high-yield debt securities, which are rated BB/Ba or lower by a rating agency, or unrated but determined by Lord Abbett to be of comparable quality.

47. For each of Balanced Strategy Fund, Diversified Income Strategy Fund, and Growth & Income Strategy Fund, please revise the following sentence in the “Principal Investment Strategies” section of the summary portion of the prospectus to clarify the meaning of the underlined words: A significant portion of the Fund’s fixed income investments may consist of securities that are rated below investment grade (commonly referred to as “high yield” or “junk” bonds).

Response: We have replaced the disclosure with the following: “Certain of the underlying funds may invest up to 100% of their assets in fixed income securities that are below investment grade (commonly referred to as “high yield” or “junk” bonds).”

48. We believe that the term “equity” describes a type of investment and therefore its inclusion in Diversified Equity Strategy Fund’s name requires the Fund to adopt an 80% investment policy pursuant to Rule 35d-1 under the Act. Please explain why you believe it is appropriate for Diversified Equity Strategy Fund not to have an 80% investment policy in light of its name.

Response: Although Rule 35d-1 under the Act applies to fund names that suggest a fund focuses its investments in a particular type of investment or industry, it does not apply to fund names that incorporate terms that connote a type of investment strategy. The Commission staff stated in its Frequently Asked Questions about Rule 35d-1 that the term “equity income” suggests a type of investment strategy. Likewise, the term “diversified equity strategy” describes an investment strategy rather than a focus on a particular type of investment. Accordingly, we continue to believe that Diversified Equity Strategy Fund’s use of the word “equity” in its name does not subject it to Rule 35d-1. Nonetheless, we note that as part of its principal investment strategy the Fund invests 100% of its assets in equity securities of U.S. and select foreign companies, which percentage well exceeds the 80% floor required by Rule 35d-1.

49. To the extent that the word “other” appears in a description of the types of securities that Convertible Fund may invest, please delete the word altogether or clarify what it means in the specific context.

Response: As discussed more fully in our response to comment no. 1, we believe that it is virtually impossible to identify with certainty every potential security type in which Convertible Fund might invest. However, we have revised the language to clarify that by “other

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securities” we mean any type of security that can provide the opportunity for common stock ownership or another type of equity participation.

50. In light of Core Fixed Income Fund’s portfolio turnover rate for its fiscal year ended 2012, please include disclosure addressing the risks of frequent trading in the discussion of the Fund’s principal risks.

Response: We have added appropriate risk disclosure to the “Principal Risks” sections in the summary and statutory portions of the Fund’s prospectus addressing potential risks associated with active and frequent portfolio trading.

51. Please revise the section titled “Principal Investment Strategies” in the summary portion of Core Fixed Income Fund’s prospectus to more precisely reflect the Fund’s fundamental policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in fixed income securities rather than in debt more broadly.

Response: We have made the requested changes.

52. We believe that the term “income” describes a type of investment and therefore its inclusion in Short Duration Income Fund’s name requires the Fund to adopt an 80% investment policy pursuant to Rule 35d-1 under the Act. Please explain why you believe it is appropriate for Short Duration Income Fund not to have an 80% investment policy to invest in fixed income securities in light of its name.

Response: The use of the term “income” in the Fund’s name does not refer to a particular type of security in which the Fund invests; rather, it refers to the Fund’s investment objective to seek a high level of income over time. Rule 35d-1 under the Act does not apply to fund names that incorporate terms that connote types of investment objectives or strategies as opposed to types of investments. The Commission staff specifically stated in its Frequently Asked Questions about Rule 35d-1 that the rule would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. Short Duration Income Fund has as its investment objective to seek a high level of income consistent with capital preservation and, accordingly, we do not believe that the Fund is subject to Rule 35d-1.

Part B – Statement of Additional Information

53. Please confirm in your comment response letter that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

Response: We confirm that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

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54. Please clearly distinguish principal investment strategies from non-principal investment strategies. Likewise, please clearly distinguish principal risks from non-principal risks.

Response: We believe principal investment strategies are clearly distinguished from non-principal investment strategies and principal risks are clearly distinguished from non-principal risks.

55. In light of fundamental investment restrictions nos. 4 and 5, which exclude the lending of portfolio securities from their general prohibition on making loans, please add disclosure to the SAI relating to each Fund’s policy with respect to securities lending. In so doing, please consider the State Street no-action letter dated December 27, 1971 and the Commission’s response letter dated January 29, 1972 regarding disclosure indicating the following: (1) a mutual fund must recall loaned securities to vote proxies; (2) a mutual fund’s fee table and expense example do not reflect securities lending expenses; and (3) a mutual fund bears 100% of its losses attributed to securities lending, but shares its gains with its collateral reinvestment agent.

Response: Although the Funds presently do not engage in securities lending, we have added general disclosure considering securities lending to the SAI. We will consider further modifying that disclosure based on the State Street no-action letter in the future.

56. Please revise fundamental investment restrictions nos. 8 and 9 to prohibit concentration in any group of industries in addition to concentration in any particular industry.

Response: The Board of Trustees of the Trust previously approved each Fund’s fundamental investment restrictions. As a result, we elect to retain the current language.

57. Please remove the term “knowingly” from non-fundamental investment restriction no 2.

Response: The Board of Trustees of the Trust previously approved each Fund’s non-fundamental investment restrictions. As a result, we elect to retain the current language. We note that we believe the term “knowingly” appropriately covers a scenario in which a Fund’s investment team reasonably believed at the time of purchase that a particular security would not cause the Fund to exceed its 15% limit on illiquid securities, and such purchase nonetheless did so because of market activity or the sale of liquid securities, for example.

58. Please add the word “promptly” to the following sentence: “The Fund will not be required to sell illiquid securities if it exceeds the 15% limit due to market activity or the sale of liquid securities; however, in these situations each Fund will promptly take appropriate measures to reduce the percent of its assets invested in illiquid securities.”

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Response: In the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity (emphasis added).” We believe the addition of the term “promptly” could result in the unintended consequence of compelling a Fund to dispose of illiquid securities at disadvantageous prices or times, rather than enabling the Fund to reduce its exposure to illiquid securities in an orderly fashion consistent with the staff’s position. Therefore, we elect to retain the current language.

59. Please remove the last sentence of the subsection titled “Investment Policies - Borrowing Money” and insert new disclosure to the effect that in the event the Fund’s borrowings exceed 33 1/3% of its total assets, the Fund would take steps to reduce borrowings below this level within three business days in accordance with Section 18 of the Act.

Response: We have made the requested changes.

60. Please state in the SAI what percentage of each Fund’s assets may be invested in derivatives.

Response: We note that each Strategic Allocation Fund’s prospectus discloses a specific percentage limitation on the Fund’s direct investments in derivatives, and General Instruction C.2(b) to Form N-1A expressly states that a fund “should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” It is anticipated that the extent of the remaining Funds’ investments in derivatives will vary based on market conditions and other factors. However, such Funds do not have an unfettered ability to use derivatives. The Funds’ investments in derivatives are limited by the terms of the Registration Statement itself, certain provisions of the Act, and related Commission guidance. Accordingly, the Funds’ minimum investment requirements applicable to non-derivative investments, the asset segregation requirements applicable to derivatives under Section 18 of the Act and relevant Commission guidance, and the 15% limit on illiquid investments, including any derivatives that are deemed to be illiquid, together impose de facto restrictions on the Funds’ derivative investments.

61. With respect to fundamental investment restrictions nos. 4 and 5, please explain what it means for the Funds to lend their portfolio securities “to the extent permitted by applicable law.”

Response: As a general matter, we prefer to avoid restating legal or regulatory requirements to which mutual funds are subject and therefore elect to retain the current disclosure.

62. Please include a footnote to fundamental investment restrictions nos. 8 and 9 that outlines the Commission staff’s position that the investment of 25% or more (emphasis

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added) of a Fund’s assets in a particular industry or group of industries constitutes “industry concentration” for purposes of the Act.

Response: The Board of Trustees of the Trust previously approved each Fund’s fundamental investment restriction relating to industry concentration. That restriction generally provides that each Fund may not invest more than 25% (emphasis added) of its assets in any particular industry, subject to certain enumerated exceptions. We believe the current disclosure complies with Form N-1A. Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The Form N-1A adopting release “Registration Form Used by Open-End Management Investment Companies” (IC-23064; March 18, 1998) states under the heading “Concentration”: “The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry. The Proposed Amendments incorporated this percentage test into Form N-1A.” We believe it is appropriate for each Fund to continue to rely on this formulation of the industry concentration policy because of the use of the term “more than 25% of its total assets” in the adopting release, along with its longstanding presence in Form N-1A. In light of the foregoing, and based on the fact that the concentration policy is a fundamental investment restriction, we elect not to include the requested footnote, which, in our view, would create investor confusion and compliance monitoring challenges. Nevertheless, we will take the comment under advisement.

63. With respect to each Strategic Allocation Fund, please list the investment restrictions of all of the underlying funds in the SAI or include a statement to the effect that the investment restrictions of the Fund are materially the same as those of the underlying funds.

Response: As requested, we have added a statement to the SAI to the effect that the investment restrictions of the Funds are materially the same as those of the underlying funds.

64. With respect to each of the Strategic Allocation Funds, please indicate whether the Fund looks through to the portfolio holdings of the underlying funds for purposes of determining its compliance with fundamental investment restriction no. 8 (i.e., the Fund’s “industry concentration” policy).

Response: Each of the Strategic Allocation Funds determines the appropriate manner in which it monitors compliance with its industry concentration policy taking into account considerations such as its current asset allocation, the underlying funds’ investment strategies, and market conditions. Based on these factors, in its sole discretion, the Fund may determine to monitor compliance with its industry concentration policy by looking through to the underlying funds’ portfolio securities.

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65. Please elaborate on how a Fund would reduce the percentage of its assets that is invested in illiquid securities when more than 15% of its assets is invested in illiquid securities.

Response: In the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity (emphasis added).” Thus, we have added disclosure stating that the Fund would act in an orderly fashion to reduce its illiquid security holdings in the event it breached the 15% limit.

66. Please revise the fundamental investment restriction concerning issuer diversification to state that it applies “with respect to 75% of each Fund’s total assets…”

Response: The Trust’s Board of Trustees previously approved the Funds’ fundamental investment restrictions. However, we have included an explanatory footnote to the disclosure to clarify that “gross assets” means “total assets,” consistent with Rule 5b-1 of the Act.

Part C – Other Information

67. Please specify on the signature page that Joan A. Binstock signed the Registration Statement in her capacity as the Trust’s principal accounting officer or comptroller pursuant to Section 6(a) of the Securities Act.

Response: The signature page specifies that Ms. Binstock signed the Registration Statement in her capacity as the Trust’s Chief Financial Officer and Vice President. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” We believe the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Ms. Binstock’s official title of “Chief Financial Officer.” Accordingly, we do not believe it is necessary to modify her title on the signature page.

*     *     *     *     *

The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may

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not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
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